VIA EDGAR

February 3, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	New You, Inc. Amended Registration Statement on Form S-1 File No. 333-234577

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New You, Inc. (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form S-1 to 1:00 p.m. Eastern Standard Time on February 5, 2020, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW YOU, INC.

By: /s/ Ray Grimm, Jr.

Ray Grimm, Jr.

President and CEO

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